May 7, 2012

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz

Mr. Tom Jones

Mr. Tim Buchmiller

Re:	Request for Acceleration of Effectiveness of Audience, Inc. Registration

Statement on Form S-1 (File No. 333-179016) initially filed on January 13, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Audience, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-179016) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective on May 9, 2012, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 5,128 copies of the preliminary prospectus issued April 27, 2012 through the date hereof, as follows: 3,975 to prospective underwriters; 205 to prospective dealers; 923 to institutional investors; and 25 to others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours, J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

By:	J.P. Morgan Securities LLC

By:	/s/ Jason Fournier
Name: Jason Fournier Title: Executive Director

Signature Page to Acceleration Request Letter